NIOGOLD GRANTS STOCK OPTIONS

Val-d’Or, Quebec, December 5, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) announces the grant of 375,000 incentive stock options exercisable for a period of five years at a price of $0.20 to directors and employees of the Company. The options are subject to the approval of the TSX Venture Exchange.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO	Rock Lefrancois, P.Geo., Vice-President
miverson@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.